               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                         SCHEDULE 13D


          Under the Securities Exchange Act of 1934
                      (Amendment No. 2)
                     PROXIMA CORPORATION
                       (Name of Issuer)

          Common Stock, Par Value, $0.001 Per Share
               (Title of Class of Securities)

                          744287103
                       (CUSIP Number)

                    Stephen M. Davis, Esq.
                     Werbel & Carnelutti
                 A Professional Corporation

711 Fifth Avenue, New York, New York 10022, (212) 832-8300
 (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications)

                       February 19, 1998
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13-d-
1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











                      Page 1 of 20 Pages

                         SCHEDULE 13D

-------------------                          ------------------
CUSIP No. 744287103                          Page 2 of 20 Pages
-------------------                          ------------------

=================================================================
1    NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     The SC Fundamental Value Fund, L.P.
----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [X]
                                                       (b)  [ ]
----------------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------------
4    SOURCE OF FUNDS
     WC/OO
-----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                         [ ]
-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
7    SOLE VOTING POWER
          0
-----------------------------------------------------------------
8    SHARED VOTING POWER
     360,085
-----------------------------------------------------------------
9    SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------
10   SHARED DISPOSITIVE POWER
     360,085
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     360,085
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.0%
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
=================================================================

                         SCHEDULE 13D

-------------------                          -----------------
CUSIP No. 744287103                          Page 3 of 20 Pages
-------------------                          -----------------

=================================================================
1    NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     SC Fundamental Value BVI, Inc.
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [X]
                                                       (b)  [ ]
-----------------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------------
4    SOURCE OF FUNDS
     WC/OO
-----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                         [ ]
-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
7    SOLE VOTING POWER
     344,515
-----------------------------------------------------------------
8    SHARED VOTING POWER
          0
----------------------------------------------------------------
9    SOLE DISPOSITIVE POWER
     344,515
----------------------------------------------------------------
10   SHARED DISPOSITIVE POWER
          0
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     344,515
----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.8%
----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
=================================================================

                         SCHEDULE 13D

-------------------                          -----------------
CUSIP No. 744287103                          Page 4 of 20 Pages
-------------------                          -----------------

=================================================================
1    NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     SC-BVI Partners
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [X]
                                                       (b)  [ ]
-----------------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
-----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                         [ ]
-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
7    SOLE VOTING POWER
     0
-----------------------------------------------------------------
8    SHARED VOTING POWER
     344,515
----------------------------------------------------------------
9    SOLE DISPOSITIVE POWER
     0
----------------------------------------------------------------
10   SHARED DISPOSITIVE POWER
     344,515
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     344,515
----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.8%
----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
=================================================================

                         SCHEDULE 13D

-------------------                          -----------------
CUSIP No. 744287103                          Page 5 of 20 Pages
-------------------                          -----------------

=================================================================
1    NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     SC Fundamental Value BVI, Ltd.
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [X]
                                                       (b)  [ ]
-----------------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
-----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                         [ ]
-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
7    SOLE VOTING POWER
     0
-----------------------------------------------------------------
8    SHARED VOTING POWER
     344,515
----------------------------------------------------------------
9    SOLE DISPOSITIVE POWER
     0
----------------------------------------------------------------
10   SHARED DISPOSITIVE POWER
     344,515
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     344,515
----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.8%
----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
=================================================================

                         SCHEDULE 13D

-------------------                          -----------------
CUSIP No. 744287103                          Page 6 of 20 Pages
-------------------                          -----------------

=================================================================
1    NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     SC Fundamental Inc.
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [X]
                                                       (b)  [ ]
-----------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------
4    SOURCE OF FUNDS
     WC/OO
-----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                         [ ]
-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
7    SOLE VOTING POWER
          0
-----------------------------------------------------------------
8    SHARED VOTING POWER
     360,085
-----------------------------------------------------------------
9    SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------
10   SHARED DISPOSITIVE POWER
     360,085
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     360,085
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.0%
----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
=================================================================

                         SCHEDULE 13D

-------------------                          -----------------
CUSIP No. 744287103                          Page 7 of 20 Pages
-------------------                          -----------------

=================================================================
1    NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     SC Fundamental, LLC
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [X]
                                                       (b)  [ ]
-----------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
-----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                         [ ]
-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
7    SOLE VOTING POWER
          0
-----------------------------------------------------------------
8    SHARED VOTING POWER
     360,085
-----------------------------------------------------------------
9    SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------
10   SHARED DISPOSITIVE POWER
     360,085
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     360,085
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.0%
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO
=================================================================

                         SCHEDULE 13D

-------------------                          -----------------
CUSIP No. 744287103                          Page 8 of 20 Pages
-------------------                          -----------------

=================================================================
1    NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     Gary N. Siegler
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [ ]
                                                       (b)  [X]
-----------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------
4    SOURCE OF FUNDS
     WC/OO
-----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                         [ ]
-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
7    SOLE VOTING POWER
          0
-----------------------------------------------------------------
8    SHARED VOTING POWER
     704,600
-----------------------------------------------------------------
9    SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------
10   SHARED DISPOSITIVE POWER
     704,600
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     704,600
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.8%
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
=================================================================

                         SCHEDULE 13D

-------------------                          -----------------
CUSIP No. 744287103                          Page 9 of 20 Pages
-------------------                          -----------------

=================================================================
1    NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     Peter M. Collery
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [ ]
                                                       (b)  [X]
-----------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------
4    SOURCE OF FUNDS
     WC/OO
-----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                         [ ]
-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
7    SOLE VOTING POWER
          0
----------------------------------------------------------------
8    SHARED VOTING POWER
     704,600
-----------------------------------------------------------------
9    SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------
10   SHARED DISPOSITIVE POWER
     704,600
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     704,600
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.8%
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
=================================================================

                         SCHEDULE 13D

-------------------                          -----------------
CUSIP No. 744287103                          Page 10 of 20 Pages
-------------------                          -----------------

=================================================================
1    NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     Neil H. Koffler
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [ ]
                                                       (b)  [X]
-----------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------
4    SOURCE OF FUNDS
     WC/OO
-----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                         [ ]
-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
7    SOLE VOTING POWER
          0
----------------------------------------------------------------
8    SHARED VOTING POWER
     704,600
-----------------------------------------------------------------
9    SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------
10   SHARED DISPOSITIVE POWER
     704,600
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     704,600
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.8%
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
=================================================================

                         SCHEDULE 13D

-------------------                          -----------------
CUSIP No. 744287103                          Page 11 of 20 Pages
-------------------                          -----------------

=================================================================
1    NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     Curtis G. Macnguyen
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [ ]
                                                       (b)  [X]
-----------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
-----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                         [ ]
-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
7    SOLE VOTING POWER
          0
----------------------------------------------------------------
8    SHARED VOTING POWER
     704,600
-----------------------------------------------------------------
9    SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------
10   SHARED DISPOSITIVE POWER
     704,600
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     704,600
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.8%
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
=================================================================

                                             Page 12 of 20 Pages


                         AMENDMENT NO. 2
                              TO THE
                           SCHEDULE 13D


          This statement constitutes Amendment No. 2 to the
Schedule 13D relating to the Common Stock, par value $0.01 per share ("Common Stock"), of Proxima Corporation (the "Issuer") filed by SC Fundamental Inc. ("SC"), The SC Fundamental Value Fund, L.P. ("Fund"), SC Fundamental Value BVI, Inc. ("BVI Inc."), SC Fundamental, LLC ("SCFLLC"), SC Fundamental Value BVI, Ltd. ("BVI Fund"), SC-BVI Partners, Gary N. Siegler ("Siegler") and Peter M. Collery ("Collery") and adds Neil H. Koffler ("Koffler") and Curtis G. Macnguyen ("Macnguyen") as members of a joint filing group with the foregoing persons (collectively, the "Reporting Persons").

Item 2.   Identity and Background

          Koffler is a citizen of the United States having a business address at c/o SC Fundamental, LLC, 10 East 50th Street, New York, New York 10022. The principal occupation of Koffler is acting as an employee member of SCFLLC and as Vice President, Treasurer and Secretary of 712 Advisory Services, Inc. Koffler also serves as a director of the Issuer. During the last five years, Koffler has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Macnguyen is a citizen of the United States having a business address at c/o SC Fundamental, LLC, 712 Fifth Avenue, New York, New York 10019. The principal occupation of Macnguyen is acting as an employee member of SCFLLC. During the last five years, Macnguyen has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                             Page 13 of 20 Pages

Item 3.   Source and Amount of Funds of Other Consideration

          As of January 1, 1998, Koffler and Macnguyen became members of SCFLLC and executed a binding term sheet relating to the restructuring of the ownership of the entities which control
BVI Fund.


          The aggregate purchase prices of the shares of the Issuer's Common Stock ("Shares") purchased by the Reporting Persons since the filing of the Amendment No. 1 to Schedule 13D as reported in Item 5(c) of this Amendment No. 2 to Schedule 13D were as follows:

   Name of Reporting Person             Aggregate Purchase Price
   -------------------------            ------------------------

Fund                                         $    207,367.89
BVI Inc. on behalf of BVI Ltd.               $    199,189.04

          The Reporting Persons listed above purchased the Shares reported herein as beneficially owned by them with working capital of Fund and BVI Ltd. or with funds extended by brokerage firms in connection with margin transactions effected for Fund and BVI Ltd.

Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on February 19, 1998, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon the number of Shares that were reported to be outstanding in the Issuer's Form 10-Q as of December 28, 1997).

                                        Page 14 of 20 Pages


=================================================================
        Name             Shares of Common Stock        Percentage
-----------------------------------------------------------------
SC Fundamental Inc.                     360,085             5.0%
-----------------------------------------------------------------
The SC Fundamental Value Fund, L.P.     360,085             5.0%
-----------------------------------------------------------------
SC Fundamental Value BVI, Inc.          344,515             4.8%
-----------------------------------------------------------------
Gary N. Siegler                         704,600             9.8%
-----------------------------------------------------------------
Peter M. Collery                        704,600             9.8%
-----------------------------------------------------------------
SC Fundamental, LLC                     360,085             5.0%
-----------------------------------------------------------------
SC-BVI Partners                         344,515             4.8%
-----------------------------------------------------------------
SC Fundamental Value BVI, Ltd.          344,515             4.8%
-----------------------------------------------------------------
Neil H. Koffler                         704,600             9.8%
-----------------------------------------------------------------
Curtis Macnguyen                        704,600             9.8%
=================================================================

          (b) Siegler and Collery, by virtue of their status as principal members of SCFLLC, the general partner of Fund, and as the controlling stockholders, directors and executive officers of SC, the corporate member and manager of SCFLLC, may be deemed to share with Fund, SCFLLC and SC the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock of which Fund is the direct beneficial owner. Koffler and Macnguyen, by virtue of their status as employee members of SCFLLC, the general partner of Fund, may be deemed to share with Fund and SCFLLC the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock of which Fund is the direct beneficial owner.

               Siegler and Collery, by virtue of their status as controlling stockholders, directors and executive officers of BVI Inc., the managing general partner of SC-BVI Partners, which is the investment manager of BVI Fund, may be deemed to share with BVI Inc., SC-BVI Partners and BVI Fund the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock of which BVI Fund is the direct beneficial owner. Koffler and Macnguyen, by virtue of their execution of a binding term sheet relating to the restructuring of the ownership of the entities which control BVI Fund, may be deemed to share

                                             Page 15 of 20 Pages

with BVI Fund the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock of which BVI Fund is the direct beneficial owner. Because BVI Fund and SC-BVI Partners could be deemed to share with BVI Inc. the power to vote or direct the vote and the power to dispose or direct the disposition of such shares of Common Stock (and as to which BVI Inc. exercises such power), BVI Fund and SC-BVI Partners have been added as Reporting Persons.

          (c) The following table sets forth the transactions effected by each of the Reporting Persons listed in Item 5(a) during the past sixty days. Unless otherwise indicated, each of the transactions set forth below reflects a purchase effected by means of over-the-counter trading.

=================================================================
                                   BVI, Inc.
             Price Per             on behalf
Trade Date   Share ($)   Fund      of BVI Ltd.
-----------------------------------------------------------------
01/30/98     8.0000      5,100       4,900
-----------------------------------------------------------------
01/30/98     8.0221      5,200       5,000
-----------------------------------------------------------------
02/05/98     7.9375        510         490
-----------------------------------------------------------------
02/18/98     7.9840      9,950       9,550
-----------------------------------------------------------------
02/19/98     7.9844      5,100       4,900
=================================================================

          As described in Item 3 above, as of January 1, 1998, Koffler and Macnguyen became members of SCFLLC and executed a binding term sheet relating to the restructuring of the ownership of the entities which control BVI Fund and, therefore, have been added as Reporting Persons.

Item 7.   Materials to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement dated February 24, 1998 among the Reporting Persons.

     Exhibit B - List of officers and directors for SC
Fundamental, LLC, SC Fundamental BVI, Ltd. and SC-BVI Partners.

                                             Page 16 of 20 Pages

                         EXHIBIT INDEX

Exhibit                                 Description

   A                          Joint Filing Agreement dated
                              February 24, 1998 among the
                              Reporting Persons

                                        Page 17 of 20 Pages

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 1998

SC FUNDAMENTAL INC.

     By:  /s/ Peter M. Collery
          ----------------------------------
          Neil H. Koffler as Attorney-
          in-Fact for Peter M. Collery
          Vice President(*)

THE SC FUNDAMENTAL VALUE FUND, L.P.

     By:  SC FUNDAMENTAL, LLC, as General Partner

     By:  /s/ Peter M. Collery
          ----------------------------------
          Neil H. Koffler as Attorney-
          in-Fact for Peter M. Collery
          Vice President(*)

SC FUNDAMENTAL, LLC

     By:  SC FUNDAMENTAL INC., as Manager

     By:  /s/ Peter M. Collery
          ----------------------------------
          Neil H. Koffler as Attorney-
          in-Fact for Peter M. Collery
          Vice President(*)

SC FUNDAMENTAL VALUE BVI, INC.

     By:  /s/ Peter M. Collery
          ----------------------------------
          Neil H. Koffler as Attorney-
          in-Fact for Peter M. Collery
          Vice President(*)

SC-BVI PARTNERS

By:  SC FUNDAMENTAL VALUE BVI, INC.,
     as Managing General Partner

     By:  /s/ Peter M. Collery
          ----------------------------------
          Neil H. Koffler as Attorney-
          in-Fact for Peter M. Collery
          Vice President(*)

                                        Page 18 of 20 Pages

SC FUNDAMENTAL VALUE BVI, LTD.

BY:  SC FUNDAMENTAL VALUE BVI, INC.,
     as Managing General Partner
     of Investment Manager

     By:  /s/ Peter M. Collery
          ----------------------------------
          Neil H. Koffler as Attorney-
          in-Fact for Peter M. Collery
          Vice President(*)

/s/ Gary N. Siegler
-------------------------------
Neil H. Koffler as Attorney
in-Fact for Gary N. Siegler(*)

/s/ Peter M. Collery
-------------------------------
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery(*)

/s/ Neil H. Koffler
-------------------------------
Neil H. Koffler

/s/ Curtis G. Macnguyen
-------------------------------
Curtis G. Macnguyen


(*) Executed by Neil H. Koffler as Attorney-In-Fact for Peter M. Collery and Gary N. Siegler. The Powers of Attorney for Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 to Schedule 13D relating to US Facilities Corporation on August 4, 1995 and is hereby incorporated herein by reference.

113865
                                             Page 19 of 20 Pages

                           Exhibit A

                    JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on
Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Proxima Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, hereby execute this Agreement this 24th day of February, 1998.

Dated:    February 24, 1998

SC FUNDAMENTAL INC.

By:  /s/ Peter M. Collery
----------------------------
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery
Vice President(1)

THE SC FUNDAMENTAL VALUE FUND, L.P.

By:  SC FUNDAMENTAL, LLC,
     as General Partner


By:  /s/ Peter M. Collery
------------------------------
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery
Vice President(1)

SC FUNDAMENTAL VALUE BVI, INC.

By:  /s/ Peter M. Collery
-----------------------------
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery
Vice President(1)


  /s/ Gary N. Siegler
-----------------------------
Neil H. Koffler as Attorney-in-
Fact for Gary N. Siegler(1)

                                             Page 20 of 20 Pages


  /s/ Peter M. Collery
-------------------------------
Neil H. Koffler as Attorney-in-
Fact for Peter M. Collery(1)

 /s/ Neil H. Koffler
----------------------------
Neil H. Koffler

 /s/ Curtis G. Macnguyen
----------------------------
Curtis G. Macnguyen

SC FUNDAMENTAL, LLC

By: SC Fundamental Inc., as
Manager

By: /s/ Peter M. Collery
-------------------------
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery
Vice President(1)

SC FUNDAMENTAL VALUE BVI, LTD.     SC-BVI PARTNERS

By:  SC Fundamental Value BVI,     By:  SC Fundamental Value BVI,
     Inc., as managing general          Inc., as managing general
     partner of investment              partner
     manager

By:  /s/ Peter M. Collery          By: /s/ Peter M. Collery
------------------------------     -----------------------------
Neil H. Koffler as Attorney-       Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery,      in-Fact for Peter M. Collery,
Vice President(1)                  Vice President(1)



(1) Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery and Gary N. Siegler. The Powers of Attorney for Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 to the Schedule 13D relating to the US Facilities Corporation on August 4, 1995 and are hereby incorporated herein by reference.

113865